Exhibit 12.1
KLA-Tencor Corporation
Computation of Ratio of Earnings to Fixed Charges

	Fiscal year ended June 30,
(In thousands, except ratios)	2011	2010	2009	2008	2007
Earnings (losses):
Income (loss) before income taxes	$1,110,066	$291,181	$(602,531)	$560,234	$677,235
Add back fixed charges:
Interest expense	54,328	54,517	55,339	10,767	2,781
Amortization of bond issuance costs	735	735	735	123	—
Interest portion of rental expense	2,834	3,687	4,114	3,824	3,243
Total adjusted earnings (losses)	$1,167,963	$350,120	$(542,343)	$574,948	$683,259

Fixed charges:
Interest expense	$54,328	$54,517	$55,339	$10,767	$2,781
Amortization of bond issuance costs	735	735	735	123	—
Interest portion of rental expense	2,834	3,687	4,114	3,824	3,243

Total fixed charges	$57,897	$58,939	$60,188	$14,714	$6,024

Ratio of earnings to fixed charges	20.2	5.9	(a)	39.1	113.4
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(a) Earnings were inadequate to cover the fixed charges by $602.5 million in the fiscal year ended June 30, 2009.
For purposes of calculating the ratio of earnings to fixed charges, earnings is the amount resulting from adding earnings before income taxes, plus fixed charges. Fixed charges for these purposes include interest expense, amortization of bond issuance costs, and one-third of rental expense, which KLA-Tencor considers to be a reasonable approximation of the interest factor included in rental expense.